                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO._____)*


                              Marker International
                                (Name of Issuer)


                                     Common
                         (Title of Class of Securities)


                                    570538100
                                 (CUSIP Number)


         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 570538100                   13G                           Page 2 of 5

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      CCMI-13-3539843
                                                                CTC-52-1576922
         Chancellor Capital Management, Inc. ("CCMI") and Chancellor Trust Company, as Investment Advisers for various fiduciary accounts

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)  X
                                                                         (b) / /

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  CCMI - Del.
                  CTC - NY

   NUMBER OF      5       SOLE VOTING POWER
    SHARES
 BENEFICIALLY                      979,500 shares
   OWNED BY
     EACH         6       SHARED VOTING POWER
  REPORTING
 PERSON WITH                          - 0 -

                  7       SOLE DISPOSITIVE POWER
                                   979,500  shares

                  8       SHARED DISPOSITIVE POWER

                                      - 0 -

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  979,500 shares

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  11.3962%

12       TYPE OF REPORTING PERSON*

                  CO, BK, IA

CUSIP: 570538100
                                                                    Page 3 of 5


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                  SCHEDULE 13G


Item 1. Security and Issuer

                  (a)      Marker International (the "Company")

                  (b)      Address: 1070 W. 2300 South
                           Salt Lake City, Utah 84119


Item 2. Identity and Background

                  (a) This Schedule 13G is being filed by (i) Chancellor Capital Management, Inc., a Delaware corporation, whose principal business is the provision of institutional investment management services and (ii) Chancellor Trust Company, a New York State chartered trust company whose principal business is the provision of institutional investment management services.

                  (b) The address of the principal place of business of Chancellor Capital Management, Inc. and Chancellor Trust Company is: 1166 Avenue of the Americas, New York, New York 10036.

                  (c) Chancellor Capital Management, Inc. is a Delaware corporation. Chancellor Trust Company is a New York State chartered trust company.

                  (d)      Common Stock

                  (e)      CUSIP Number: 570538100


Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(b)      X        Chancellor Trust Company is a Bank as defined in section
3(a)(6) of the Act.

(e)      X        Chancellor Capital Management, Inc. is an Investment Adviser
registered under section 203 of the Investment Advisers Act of 1940.

CUSIP: 570538100
                                                                    Page 4 of 5


Item 4. Ownership

                  (a) For the month ended July 31, 1996, the aggregate number of shares of the Company's common stock beneficially owned by Chancellor Capital Management, Inc. and Chancellor Trust Company, as investment advisers for various fiduciary accounts, is 979,500 shares.

                  (b) Percent of Class: 11.3962% based upon 8,595,000 shares outstanding.

                  (c) Chancellor Capital Management, Inc. and Chancellor Trust Company, as investment advisers for various fiduciary accounts, have sole power to vote or to direct the vote, and sole power to dispose of or to direct the disposition of, all of the shares reported in this Statement.


Item 5.  Ownership of Five Percent or Less

                  Not applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Chancellor Capital Management, Inc. and Chancellor Trust Company are investment advisers for various fiduciary client accounts which are entitled to receipt of dividends and to proceeds of the sale of the shares reported in this Statement. The ownership interest of any such client accounts does not relate to more than five percent of the Common Stock.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported by the Parent Holding Company

                  Not applicable.

CUSIP: 570538100
                                                                    Page 5 of 5

Item 8. Identification and Classification of Members of a Group

                  Not applicable.


Item 9. Notice of Dissolution of Group

                  Not applicable.

Item 10. Certification

                  By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:      August 9, 1996


Signatures        Chancellor Capital Management, Inc.
                                    as Investment Adviser


                           By: /s/ Russell O. Vernon
                               ------------------------
                                   RUSSELL O. VERNON
                                   Vice President


                           Chancellor Trust Company
                                    as Investment Adviser


                           By: /s/ Russell O. Vernon
                               ------------------------
                                   RUSSELL O. VERNON
                                   Vice President